United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 3, 2024		Director of Investor Relations

Management's Proposal
Extraordinary Shareholders' Meeting of November 14,2024

Dear Sirs/Madams,

The Management of Vale S.A. ("Vale" or "Company") hereby submits to its shareholders the proposal on the matters to be resolved at the Extraordinary Shareholders' Meeting ("Meeting") to be held on **November 14, 2024, at 10 a.m.**, exclusively digitally via Zoom platform, with the following Agenda:

1.1 Elect Mrs. Heloísa Belotti Bedicks as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025;

1.2 Elect Mr. Reinaldo Duarte Castanheira Filho as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025;

1.3 Pursuant to articles 224 and 225 of the Brazilian Law No. 6.404/76, to approve the Filing and Justification for the merger of Aços Laminados do Pará S.A. ("ALPA"), Vale's wholly owned subsidiary;

1.4 To ratify the appointment of Macso Legate Auditores Independentes ("Macso"), the specialized company hired to carry out the valuation of ALPA;

1.5 To approve the Valuation Report prepared by Macso; and,

1.6 To approve the merger of ALPA into Vale, without a capital increase and without the issuance of new shares.

To resolve on this proposal, the following items are available:

The documents regarding to each Agenda item are available at the Company's headquarters, on its investors' webpage (www.vale.com/investors), and the websites of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br), B3 S.A. (www.b3.com.br) and the U.S. Securities and Exchange Commission (www.sec.gov). Information on the Agenda, voting rights exercise, and shareholder attendance at the Meeting is provided in the Proxy Statement, available at www.vale.com/investors.

Any questions or clarifications on the matters in the Meeting's Agenda may be resolved or obtained by contacting the Investor Relations Department, through email to assembleias@vale.com.

Rio de Janeiro, October 3rd, 2024.
The Management

1. Matters included on the agenda of the Extraordinary Shareholders' Meeting

1.1. Elect Mrs. Heloísa Belotti Bedicks as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025;

1.2. Elect Mr. Reinaldo Duarte Castanheira Filho as a member of the Board of Directors to complete the term of office until the Annual Shareholders Meeting to be held in 2025.

On March 11, 2024 and July 1, 2024, respectively, the Company received the resignations presented by Mr. José Luciano Duarte Penido and Mrs. Vera Marie Inkster from the positions of independent members[1] of the Board of Directors ("BoD"), and, as a result, Vale's Board of Directors conducted a process of evaluating potential candidates to replace the vacant positions, with the advice of an international and specialized Executive selection firm.

In this context, considering the procedures set out in the Company's Management Policy, the legal guidelines and applicable market rules, on September 20, 2024, the Board of Directors appointed Mrs. Heloísa Belotti Bedicks and Mr. Reinaldo Duarte Castanheira Filho for election as members of the Board of Directors at the Extraordinary Shareholders' Meeting, who will serve for the entire term of the current composition of the Board of Directors, i.e. until the Annual Shareholers' Meeting to be held in 2025.

In order to deliberate on this item, the following are made available to the Shareholders:

(i) information and documents of each appointed member to the Board of Directors, in accordance with items 7.3 to 7.6 of the Reference Form (**Exhibit I**), as provided in Articles 37 and 38 of CVM Resolution No. 81 and in CVM/SEP Annual Circular Letter 2024; and

(ii) Extract from the minute of the Board meeting dated 09.20.2024, at which the nominations were approved, already disclosed to the market and available at this **link**.

Under the conditions established by law and regulations, shareholders may include candidates for the Company's Board in the Distance Voting Ballot ("Ballot"), if the percentage of share ownership (equivalent to 0.5% of Vale's share capital) and the deadlines and procedures set out in Articles 37 and 38 of CVM Resolution No. 81 are complied with.

1.3. Pursuant to articles 224 and 225 of the Brazilian Law No. 6.404/76, to approve the Filing and Justification for the merger of Aços Laminados do Pará S.A. ("ALPA"), Vale's wholly owned subsidiary;

1.4. To ratify the appointment of Macso Legate Auditores Independentes ("Macso"), the specialized company hired to carry out the valuation of ALPA;

1.5. To approve the Valuation Report prepared by Macso; and,

1.6. To approve the merger of ALPA into Vale, without a capital increase and without the issuance of new shares.

In order to deliberate on this item, the following are made available to the Shareholders:

(i) Filing and Justification for the merger of ALPA; Proposal for the provision of services by Macso Legate Auditores Independentes for the preparation of ALPA's Valuation Report; Valuation Report of ALPA; Information on the transaction, under the terms of Annex I to CVM Resolution No. 81; Information on the evaluation company (Macso), under the terms of Exhibit L to CVM Resolution No. 81 (**Exhibit II**);

(ii) Opinion of the Fiscal Council about the merger, dated of 10.03.2024, and already disclosed to the market and available at this **link**; and

(iii) Extract from the Minutes of the Board of Directors' Meeting of 10.03.2024, already disclosed to the market and available at this **link**.

[1]Art. 11, §4º – For the purposes of this article, the following shall be deemed independent directors: (i) those so defined in the Novo Mercado Listing Rules; and (ii) those who do not hold a direct or indirect share above 5% (five percent) of the Company's capital stock or a formal or stated tie with a shareholder who holds a direct or indirect share above 5% (five percent) of the Company's capital stock. In any event, anyone who has held five (5) terms of office, or spent 10 (ten) years, consecutively or not, as a director of the Company will not be deemed an independent director.

Exhibit I

Information on the candidates according to items 7.3 to 7.6 of the Reference Form.

7.3 Composition and professional experience of the board of directors and the supervisory board.
7.5 Information on the existence of a marital relationship, stable partnership or affinity up to the second degree with directors of the issuer, its subsidiaries and controlling shareholders.
7.6 Relationships of subordination, provision of services or control between directors and subsidiaries, controlling shareholders and others during the last three financial years.

Name: Heloísa Belotti Bedicks		**CPF: 048.601.198-43**		**Profession: Economist**		**Date of birth: 08/25/1960**	
Position(s): candidate for the position of independent member of the Board of Directors. **Professional experience:** Main experiences in the last 5 years: (i) Member of Vale's Fiscal Council (from April 2022 to September 2024); (ii) Member of the Board of Directors of Banco Nacional de Desenvolvimento Econômico e Social - BNDES, BNDESpar and FINAME (March 2020 to March 2023); (iii) Member of the Board of Directors of Grupo MAPFRE, a specialist in the insurance, financial, health and assistance sector (since February 2021); (iv) Member of the Supervisory Board of Braskem (from May 2020 to April 2022), a public company in the chemical and petrochemical sector; (v) Member of the Supervisory Board of Fundação Boticário (since April 2020), a non-profit organization maintained by Grupo Boticário; (vi) Member of the Audit Committee of Brasilseg (since September 2020), a BB Seguros company, the holding company that concentrates Banco do Brasil's insurance business; (vii) Voluntary member of the Audit Board of the NGO Rede Brasil of the UN Global Compact (since June 2021); (viii) Voluntary member of the deliberative council of Missão Portas Abertas (since November 2016), a non-profit organization; (ix) General Director of the Brazilian Institute of Corporate Governance - IBGC (between April 2001 and January 2020); (x) Board member of the Association of Supporters of the Acquisitions and Mergers Committee - ACAF (B3, Anbima and IBGC) (between 2015 and 2019); (xi) Board member of the ICGN - International Corporate Governance Network (between 2012 and 2014), an institution that brings together the world's largest pension and investment funds based in London; (xii) Member of the Audit Committee of GASMIG - Cia de Gás do Estado de Minas Gerais S.A. (since May 2023); and (xiii) Member of the Audit Committee of Nuclea (since September 2023); (xiv) Member of the Supervisory Board of Tim Brasil S.A. (since March 2024). Education: Degree in Economics from the State University of Campinas - Unicamp in 1983, and in Accounting Sciences from the Pontifícia Universidade Católica of Minas Gerais in 1985; specialization in Corporate Governance from Yale University, completed in 2003, and in Board of Directors from Chicago University, completed in 2007; as well as a Master's degree in Business Administration from Mackenzie University, completed in 2008. Heloísa is certified by the IBGC for the Board of Directors, Supervisory Board and Audit Committee.							
Management Bodies:							
Management body	**Investiture date**	**Term of office**	**Position**	**Description of other position/role**	**Tenure date**	**Elected by the controlling shareholder**	**Start date of first mandate**
Board of Directors	11/14/2024	Until the Ordinary General Meeting to be held on 2025	27 - Board of Directors - Independent member (effective)	N/A	Until 12/14/2024	No	14/11/2024
Convictions							
Conviction type: N/A		Description of conviction: N/A					
Family relations		Declared that there is no marital relationship, stable union or family relation up to the second degree between them and (i) the other directors and officers of Vale; (ii) the directors and officers of Vale's direct or indirect subsidiaries; (iii) Vale's direct or indirect controllers; and (iv) the directors or officers of Vale's direct and indirect controlling companies.					
Subordination, service, or control relationships		N/A					
Politically Exposed Person		Ms. Heloísa Belotti Bedicks declared that she is a politically exposed person due to her positions as a member of the Board of Directors of the BNDES system between 2020 and 2023, and as a member of the Audit Committee of GASMIG, since May 2023.					
Independence criteria		Ms. Heloísa Belotti Bedicks is an independent member of the Board of Directors in accordance with the independence criteria set out in the Novo Mercado Regulations, CVM Resolution 59 and § 4 of Article 11 of Vale's Bylaws.					

Name: Reinaldo Duarte Castanheira Filho	**CPF: 747.433.256-68**	**Profession: Economist**	**Date of birth: 12/27/1969**

Position(s): candidate for the position of independent member of the Board of Directors. **Professional experience:** Main experience in the last 5 years: (i) Managing partner of Heritage Holding Ltda. (since March 2013); (ii) Independent member of the Maringá Group's Mining Committee, specializing in the metallurgy and manganese mining business (since March 2022). Education: Degree in Economics from the Pontifical Catholic University of Minas Gerais, completed in 1992.							
Management Bodies:							
Management body	**Investiture date**	**Term of office**	**Position**	**Description of other position/role**	**Tenure date**	**Elected by the controlling shareholder**	**Start date of first mandate**
Board of Directors	11/14/2024	Until the Ordinary General Meeting to be held on 2025	27 – Board of Directors – Independent member (effective)	N/A	Until 12/14/2024	No	14/11/2024
Convictions							
Conviction type: N/A		Description of conviction: N/A					
Family relations		Mr. Reinaldo Duarte Castanheira Filho declared that there is no marital relationship, stable union or family relation up to the second degree between them and (i) the other directors and officers of Vale; (ii) the directors and officers of Vale's direct or indirect subsidiaries; (iii) Vale's direct or indirect controllers; and (iv) the directors or officers of Vale's direct and indirect controlling companies.					
Subordination, service, or control relationships		N/A					
Politically Exposed Person		Mr. Reinaldo Duarte Castanheira Filho declared that he is not a politically exposed person.					
Independence criteria		Mr. Reinaldo Duarte Castanheira Filho is an independent member of the Board of Directors in accordance with the independence criteria set out in the Novo Mercado Regulations, CVM Resolution 59 and § 4 of Article 11 of Vale's Bylaws.					

Exhibit II

FILING AND JUSTIFICATION FOR MERGER OF AÇOS LAMINADOS DO PARÁ S.A. INTO VALE S.A.

VALE S.A., a publicly-held corporation, with head office at Praia de Botafogo, nº 186, rooms 1101, 1701 and 1801, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, registered at CNPJ/ MF under nº 33.592.510/0001-54 and registered at the Chamber of Commerce of the State of Rio de Janeiro – JUCERJA under NIRE 33.3.0001976-6, herein represented by its Executive Vice-Presidents Mr. Alexandre Silva D´Ambrosio, Brazilian, married, lawyer, bearer of identity card nº 7.124.595-9, issued by the SSP/SP, registered at CPF/MF by the No 042.170.338-50; and Murillo Muller, Brazilian, married, accountant, bearer of identity card nº 02002318791, registered at CPF/MF by the No 877.208.929-68, both with business addresses at Praia de Botafogo nº 186, 19th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter referred to as "**VALE**" or "**Company**".

AÇOS LAMINADOS DO PARÁ S.A., privately held corporation, with head office at Praia de Botafogo, nº 186, sala 1801, Botafogo, in the city of Rio de Janeiro, state of do Rio de Janeiro, CEP 22.250-145, registered at CNPJ/MF under nº10.335.963/0001-08 and registered at the Chamber of Commerce of the State of Rio de Janeiro - JUCERJ under NIRE 33.3.0028795-7, herein represented by its Directors Sr. Vitor Ribeiro Vieira, Brazilian, married, economist, bearer of Identity Card nº 115.303.182 IFP/RJ, registered at CPF/MF under nº 053.751.577-13, and Sr. Rogério Tavares Nogueira, Brazilian , married, engineer, bearer of Identity Card nº .4.562.831, registered at CPF/MF under nº 882.737.416-72, both residents and domiciled in the city and state of Rio de Janeiro, with business address at Praia de Botafogo nº 186, 19th floor, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145, hereinafter referred to as "**ALPA**" or "**Absorbed Company**".

VALE and **ALPA** hereinafter referred to together as "**Companies**" or "**Parties**", hereby enter into this Filing and Justification for Merger ("Filing and Justification for Merger"), which substantiates the agreed conditions in relation to the merger of **ALPA** by **VALE**, under the terms and for the purposes of articles 224, 225, 227 and 264 of Law no. 6,404, dated 12/15/76 ("**Brazilian Corporations Law**") and other applicable legal provisions ("Merger"), as follows:

CLAUSE ONE – JUSTIFICATION OF THE MERGER

1.1. **VALE** is the sole holder of all shares issued by **ALPA**. Therefore, the Merger will lead to direct administration of **ALPA's** assets by VALE, in addition to the reduction of the administration costs due to the simplification of the corporate structure involving such Companies, with higher administrative and operational efficiency.

1.2. The management of **VALE** and **ALPA** have analyzed alternatives for better conduction of the management activities and policies of **ALPA**, taking into account the intention to rationalize financial and operational resources. In this context, it became evidenced that the maintenance of different administrative structures would lead to increase in the operating costs, while implying loss of relevant synergies in the conduction of the matters of interest.

1.3. For such reasons, with the purpose to reduce the operating costs and optimize the administrative and financial organization and the information flow and considering that **VALE** already holds all of the shares issued by **ALPA**, **VALE** and **ALPA** intend to undertake the Merger.

1.4. For this purpose, and considering the current organizational structure of **ALPA**, the most advantageous alternative for the Parties is the Merger of **ALPA** by **VALE**. This Merger operation will enable better use of synergies, reduction of operating costs and increase of efficiency, as well as improved management and administration of **ALPA**'s business.

1.5. The Merger will allow **VALE** to absorb all the assets and liabilities that are part of **ALPA's** equity, with economic and tax effects as of the date of the approval of the Merger by the Companies' shareholders. After the completion of the Merger, **ALPA** will be dissolved for all legal purposes, and **VALE** will succeed it, as of that date, in all its rights, assets and obligations, without interruption. The balances of credit and debit accounts,

which currently consist of **ALPA's** assets and liabilities, once the Merger is completed, shall be reflected in **VALE's** accounting books, transferred to the corresponding accounts, subject to any necessary adjustments.

CLAUSE TWO – OBJECT AND BASE DATE OF THE OPERATION

2.1. The purpose of the transaction is the full merger of **ALPA's** equity into **VALE**, with the consequent dissolution, automatically, for all legal purposes and effects, of the **Absorbed Company**, which will be succeeded in all its rights and obligations by the **Company**, pursuant to article 227 of the Brazilian Corporations Law, which is why the Companies, by their aforementioned representatives, sign this document in accordance and for the purposes of articles 224 and 225 of the Brazilian Corporations Law.

2.2. For the purposes of the present Merger, 08/31/2024 will be considered as the base date ("**Base Date**"), the date of determination of the net equity formed by **ALPA**'s assets, which will serve as the basis for the Merger of the **Absorbed Company's** net assets by the **Company.**

CLAUSE THREE – VALUATION OF THE ABSORBED COMPANY'S NET EQUITY

3.1. In compliance with the legal requirements, mainly the provisions in articles 8 and 227 of the Brazilian Corporations Law, the **Merger** is based on the valuation of the net equity of the **Absorbed Company**, at book value, based on the **balance sheet** of the **Absorbed Company** raised on the Base Date.

3.2. Macso Legate Auditores Independentes, a company established in the city of São Paulo, state of São Paulo, at Rua Bela Cintra, 1.200 – 2nd floor, registered at CNPJ/MF under nº 23.037.018/0001-63 and registered at the Regional Council of Accounting of the State of São Paulo under No. CRC 2SP033482/O-3 and the Securities and Exchange Commission - CVM under No. 12432, with its constituent acts registered at the 9th Document and Civil Registry Notary Public Office of the Legal Entities of the Capital of the State of São Paulo under nº 41.387, in a session on 08/06/2015, and subsequent amendments ("Specialized Company"), was contracted for the valuation of the net equity of the **Absorbed Company**, and prepared the valuation report of the net equity of the **Absorbed Company** dated 09/09/2024, in accordance with articles 8, 226 and 227 of the Brazilian Corporations Law, at book value, based on the assets and liabilities in **ALPA´s** balance sheet prepared on 08/31/2024 ("Valuation Report"), which is provided in Exhibit I to this Filing and Justification for Merger. The contracting of the Specialized Company and the Valuation Report will be submitted for approval or ratification, as applicable, by the shareholders of the **Company** and the **Absorbed Company**.

3.3. The Specialized Company valued the **Absorbed Company's** net assets at book value, according to the balance sheet drawn up by the **Absorbed Company** on the Base Date; this balance sheet was prepared independently and in accordance with accounting principles generally accepted in Brazil.

3.4. According to the information in the Valuation Report prepared by the Specialized Company, the book value of the **Absorbed Company**'s negative equity, on the Base Date, corresponds to R$ 34.180.720,37.

CLAUSE FOUR – CAPITAL STOCK OF THE ABSORBED COMPANY AND THE BASIC CONDITIONS OF THE MERGER

4.1. The **ALPA's** capital stock, fully subscribed and paid off, is R$ 513.763.014,92, represented by 3.797.984.166 common, nominative shares with no par value, all held by **VALE** and free and clear of any liens or encumbrances.

4.2. **ALPA's** net equity will be transferred to **VALE's** at the respective value in the accounting book, once as the **Company** is the sole shareholder of the **Absorbed Company**, its net equity already belongs exclusively to that company, represented in the **Company's** assets by the value of the shares issued by **ALPA**. Once all 3.797.984.166 common, nominative shares with no par value issued by the **Absorbed Company** and owned by the **Company** as a result of the Merger are extinguished, their respective value will be replaced in **VALE**'s accounting books by the value of the net equity of **ALPA**.

4.3. The equity variations determined by the **Absorbed Company** in relation to the values of the assets and liabilities to be transferred to the **Company** in the period between the Base Date and the date of completion of the Merger, will be recorded in the commercial and tax records of the **Absorbed Company**, with no solution for continuity, and an extinction balance sheet must be prepared on the date of the event for the purposes of compliance with legislation, when the relevant transfer will be made to the accounting and tax books of the **Company**.

4.4. Taking into account the provisions of item 4.2 above, the intended Merger will not result in capital increase or issuance of new shares by the **Company**.

4.5. With the Merger and the consequent legal extinction of the **Absorbed Company**, the **Company** will assume, unconditionally, without continuity interruption, all assets, rights and obligations of **ALPA**, whether legal or conventional, succeeding the latter universally.

CLAUSE FIVE – FINAL PROVISIONS

5.1. The shareholder of the **Absorbed Company** and the shareholders of the **Company** will approve the Merger by means of an Extraordinary General Assembly Meetings of **ALPA** and **VALE**, with the respective extinction of the **Absorbed Company** due to the conclusion of the Merger operation, if approved. It is hereby decided that the Merger can be considered effective only if it is approved by the respective shareholders representing the applicable deliberation quorum. Considering that **VALE** is currently the sole shareholder of the **Absorbed Company** and proposes the Merger by signing this instrument, it is not necessary to establish any share exchange relationship and the norms related to the right to withdrawal provided in articles 137, II, and 230 of Brazilian Corporations Law will not be applicable.

5.2. **VALE**, as the **Company** of **ALPA**, will be responsible the fulfillment of all acts necessary to implement the Merger, including registration and publication of the corporate acts related to the Merger, cancellations, filings, registration, communications and improvement of the Merger before the public agencies and competent authorities. The **Company's** administration will also be responsible to keep the **Absorbed Company's** tax, corporate and accounting books, as well as all accounting documentation prepared during the Merger, for the period required in the applicable legislation.

5.3. The administrations of the **Absorbed Company** and the **Company** understand that the intended Merger operation serves the interests of the **Absorbed Company**, the **Company** and their respective shareholders, and therefore, recommend its implementation.

5.4. This Filing and Justification for Merger may be amended only by means of an instrument in writing, signed by all Parties, which subject to the corporate approvals mentioned in item 5.1 herein, as applicable.

5.5. The exhibits to this Filing and Justification for Merger are considered inseparable part of this instrument for all purposes and effects.

5.6. If any clause, provision, term or condition of this Filing and Justification for Merger is considered null and void, the other clauses, provisions, terms and conditions not affected by such invalidation will remain in force.

5.7. This Filing and Justification for Merger will be governed and construed in accordance with the laws of the Federative Republic of Brazil.

5.8. The Court of the District of the Capital of the State of Rio de Janeiro is hereby elected to solve any questions or issues arising from this instrument, upon waiver to any other, no matter how privileged it might be.

*****

In witness whereof, the parties sign this instrument for a single purpose together with the two undersigned witnesses.

Rio de Janeiro, October 3rd, 2024.

VALE S.A.

___________________________________	___________________________________
By: Alexandre Silva D´Ambrosio	By: Murillo Muller
Position: Executive Vice President	Position: Executive Vice President

AÇOS LAMINADOS DO PARÁ S.A.

___________________________________	___________________________________
By: Vitor Ribeiro Vieira	By: Rogério Tavares Nogueira
Position: CEO	Position: Director

Witnesses:

___________________________________	___________________________________
Name:	Name:
Identity:	Identity:
CPF/MF:	CPF/MF:

EXHIBIT I

Valuation Report

São Paulo, July 04, 2023

À

VALE S.A.
Rio de Janeiro - RJ

Dear Sirs:

We are sending you our proposal to provide services in the preparation of Asset Valuation Reports for the net assets of **Aços Laminados do Pará S.A.**

We are at your disposal for any further clarification you may require.

Yours faithfully,

Macso Legate Auditores Independentes
CRC 2SP033482/O-3

Rubens Lopes da Silva
CRCSP 1PR 011811/O-1 T SP

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

A - TECHNICAL PROPOSAL

1. OBJECTIVE AND SCOPE OF WORK

The purpose of this proposal is to provide accounting valuation services and consequently issue Asset Valuation Reports for **Aços Laminados do Pará S.A.**'s net accounting assets and liabilities, for the purposes of corporate reorganization, in accordance with Brazilian corporate law.

The Reports will be issued in accordance with Technical Communication CTG 2002 of November 22, 2018 - Valuation Report Issued by Accountant, approved by the Federal Accounting Council, based on the accounting net worth ascertained through the accounting books, duly signed by the accountants and legal representatives of the company, and includes the following procedures:

- Checking the values of the items against the Company's accounting records on the report's base date.
- Application of analytical review procedures for financial and accounting data.
- Review of information and subsequent events that have or may have material effects on the entity's financial position and operations.

We will develop the examinations on the net assets to be incorporated from the Target Company's balance sheet, comprising, among other procedures:

a. Work planning, considering the accounting system and internal controls.

b. Verification, based on tests, of the evidence and records that support the values to be presented in the report.

c. Evaluation of the representative accounting practices and estimates adopted by the Company's Management related to the amounts presented in the report.

Brazilian and international auditing standards require compliance with ethical requirements and that audit work be planned and performed with the objective of obtaining reasonable assurance that the assets to be demerged are free from material misstatement. The audit process involves performing procedures to obtain audit evidence about the amounts involved in the balance sheet.

The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management.

Because of the inherent limitations of auditing, together with the inherent limitations of internal control, there is a risk that some material misstatements may not be detected even if audit examinations are properly planned and performed in accordance with auditing standards.

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

2. METHOD OF EXECUTION OF WORK

Considering the demands of the work, we will involve a team composed of experienced accountants, with the necessary qualifications for the execution of the work. Thus, professionals involved with surveys, data consistency, documentation verification, and procedure analysis will act in the project.

We are counting on the help of the accountants responsible for providing all the information, documents, and reports needed to carry out the work.

The work will be supervised by partners and directors of **M/Legate,** who are responsible for the work.

The work will be carried out at the installations of **GRUPO VALE** and of **M/Legate**, according to the release of the documentation of each company or remotely, to safeguard the health and safety of those involved in the work, while situations of risk due to the pandemic remain.

The works will be planned by M/Legate and conducted in harmony with the activities of the **GRUPO VALE**, so as not to cause disturbance to the normal course of its services and working hours established by internal rules.

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

3. MANAGEMENT RESPONSIBILITY

Our examinations will be conducted on the basis that management recognizes and understands that it is responsible:

a) by the identification and adequate presentation of the assets to be incorporated in accordance with the accounting practices adopted in Brazil;

b) by internal control necessary to ensure that the acquis to be merged is free from material misstatement, whether due to fraud or error; and

c) for providing us:

- access to all relevant information that management is aware of such as records, documentation, and other matters;

- additional information that the auditor may request from management for the purpose of the audit; and

- unrestricted access to persons within the company or other organizations that the auditor determines is necessary to obtain audit evidence.

As part of our audit process, we will request from management, where appropriate, Representation Letters concerning statements made to us in connection with proceedings involving the audit.

4. PRODUCT OF WORK AND EXECUTION TIMEFRAME

Product of work

As a result of our work, we will submit to you the Accounting Valuation Reports of the Net Accounting Assets of **Aços Laminados do Pará S.A.**., as of the base date of June 30, 2024, prepared in accordance with CTG 2002, approved by the Federal Accounting Council (CFC), in Portuguese and English. Our report will include:

- Identification of Macso Legate as the issuer of the report;
- Intended purpose of the appraisal report;
- Company Identification;
- Extent of audit procedures applied;
- Our conclusions.

Execution Timeframe

We estimate a deadline for execution of 15 days, to be counted as of the availability of all the documentation required for the work, or according to a schedule aligned between the parties.

The availability of all documentation at the beginning of our work and the indispensable information for the performance of our audit is fundamental, so that the results can be generated within the established deadlines.

5. OBLIGATIONS OF THE CONTRACTING PARTY AND CONTRACTOR

M/Legate undertakes to present, at the end of the works, to the Management of the **VALE GROUP,** the appraisal report of the company that is the object of the corporate reorganization.

M/Legate undertakes, under penalty of the law, to respect and ensure the confidentiality of information obtained during its work, not disclosing it, under any circumstances, to third parties without the express authorization of **GRUPO VALE**, except when there is a legal obligation to do so. Said confidentiality shall continue even after the end of the contractual commitments.

The **VALE GROUP** is obliged to facilitate to **M/Legate**'s employees, free access to the areas of the buildings where the services will be executed, as well as to the documentation and equipment necessary for the execution of the works.

The **VALE GROUP** is obliged to supply the information, documents, and assistance necessary for the good performance of the services.

LGPD: APPLY the clauses in the service agreement - no. 5500076902

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

B – COMMERCIAL PROPOSAL

6. FEES

To carry out the work, we propose fees of R$ 13,348.47 (thirteen thousand, three hundred and forty-eight reais and forty-seven cents) for the Report in Portuguese, plus R$ 1,779.79 (one thousand, seven hundred and seventy-nine reais and seventy-nine cents) for the conversion of the report into English, if applicable.

The fees will be invoiced and paid according to the following conditions, set out in 2nd. Amendment to the Service Agreement - no. 5500076902, as follows:

a. After the preliminary report is delivered to Vale, the contractor must issue a measurement bulletin corresponding to the contracted value and send it to **Vale S.A**. for prior approval;

b. Upon delivery of the final report, the contractor shall issue a measurement bulletin with the remainder of the contracted amount for the services.

Vale S.A. will have 5 (five) days to validate the measurement bulletins issued by the contractor, approve the SRF (Service Record Sheet) and send the RF (Billing Report).

After this validation, **M/Legate** shall issue the Invoice until the 10th day of the month following the issue of the Measurement Bulletin and send the Invoice or collection document until the 15th day of the month in which the Invoice was issued. The payment term is 60 (sixty) days after the receipt of the invoice by **Vale S.A**.

The fees were established in contract, according to their situation, being operational or not, and the need for reports in Portuguese and English or only in Portuguese, as defined in section III

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

7. ACCEPTANCE OF THE PROPOSAL

Once this proposal is accepted, it must be signed by the Legal Representative of the requesting Company in the box below and returned to our company and may be signed with a digital certificate (e-cpf).

Once the present proposal is returned to the contractor, it will take the form of a contract, in accordance with the civil legislation.

And for being fair and agreed, the legal representatives of the Company sign the present proposal, which will be automatically converted into an amendment to the Service Agreement - no. 5500076902.

We look forward to hearing from you,

Yours sincerely,

Macso Legate Auditores Independentes
CRC 2SP033482/O-3

Rubens Lopes da Silva
CRCSP 1PR011811/0-1 T SP

7.1 Formalizing the Acceptance

We formalize our acceptance of the present proposal:

Acceptance Place and Date: ______________________________

Contractor's Name: ______________________________

Contractor's CNPJ: ______________________________

Legal Representative's Name: ______________________________

CPF: ______________________________

Legal Representative's Titles: ______________________________

Legal Representative's Signature: ______________________________

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

ACCOUNTING EQUITY APPRAISAL REPORT DETERMINED THROUG THE ACCOUNTING BOOKS

BASE DATE - AUGUST 31, 2024

AÇOS LAMINADOS DO PARÁ S.A.

São Paulo, September 09, 2024.

To:
Aços Laminados do Pará S.A.
Rio de Janeiro - RJ

Dear Sirs,

In response to your request, we have proceeded the valuation of the Shareholders' Equity formed by all the components of the net assets (Shareholders' Equity) determined through the accounting books of the **Aços Laminados do Pará S.A**., as of **August 31, 2024**, with the aim of supporting its incorporation by **VALE S.A.**

We are available for any necessary clarifications.

Regards,
Macso Legate Auditores Independentes
CRC 2SP033482/O-3
CVM 12432

Rubens Lopes da Silva
Accountant – CRC 1PR011811/O-1 TSP

ACCOUNTING EQUITY APPRAISAL REPORT FOR THE PURPOSES OF INCORPORATION DETERMINED THROUGH THE ACCOUNTING BOOKS

To:
Aços Laminados do Pará S.A.
Rio de Janeiro - RJ

Audit firm data:

1. **Macso Legate Auditores Independentes,** company established in the city of São Paulo, at Rua Bela Cintra, 1,200 – 2nd floor, registered in the National Register of Legal Entities of the Ministry of Finance under no. 23.037.018/0001-63, registered with the Regional Accounting Council of São Paulo Paulo under no. CRC 2SP033482/O-3, and at the Securities and Exchange Commission – CVM under no. 12432, with its Articles of Incorporation registered in the 9th. Official of Registration of Titles and Documents and Civil of Legal Entities of the Capital of the State of São Paulo, under no. 41.387 in session of 06/08/2015 and subsequent amendments, represented by its undersigned partner, Mr. **Rubens Lopes da Silva,** accountant, registered with the Regional Accounting Council of the State of São Paulo under no. 1PR011811/O-1 TSP, holder of Identity Card no. 650.893-6 SSP-PR, Registered with the CPF/MF under nº 044.701.689 -04, resident and domiciled in this Capital of the State of São Paulo, with office at the same address as the represented, appointed by the management of **Aços Laminados do Pará S.A.** (**"Company"**), registered with the CNPJ/MF under no. 10.335.963/0001-08 and with NIRE 3330028795-7, to carry out the evaluation of the accounting net equity on **August 31, 2024**, in accordance with Brazilian accounting practices, presents below the results of its work.

The aim of evaluation

2. The evaluation of the accounting net equity on **August 31, 2024** of **Aços Laminados do Pará S.A**. aims to incorporate the Company into **VALE S.A.**, CNPJ 33.592.510/0001-54 and NIRE 33300019766, both belonging to the same economic group, in order to guarantee the corporate reorganization of the group's companies and meeting the requirements of articles 8 and 227 of Law 6,404 of December 15, 1976 and subsequent amendments.

Management's responsibilities for the accounting information

3. The **Company**'s Management is responsible for keeping the books and preparing accounting information in accordance with Brazilian accounting practices, as well as for the relevant internal controls that it determined to be necessary to allow the preparation of such accounting information free from material distortion, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the **Company** is described in **Appendix II** of the valuation report.

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel. +55 11 5080-7500 | www.mlegate.com

Scope of work and responsibilities of the auditor

4. Our responsibility is to express a conclusion on the book value of the **Company's** net assets as of **August 31, 2024**, based on work performed in accordance with Technical Communication CTG 2002 of 11/22/2018 - Valuation Report issued by an Independent Auditor, approved by the Federal Accounting Council (CFC), which provides for the application of examination procedures to the balance sheet for the issuance of a valuation report. Accordingly, we have examined the aforementioned balance sheet of the **Company**, transcribed in **Appendix I**, in accordance with the applicable accounting standards, which require compliance with ethical requirements by the auditor and that the work be planned and performed with the objective of obtaining reasonable assurance that the Shareholders' equity determined for the preparation of our valuation report is free from material misstatement.

5. The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the recorded values. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of shareholders' equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation of the balance sheet in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Our work also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6. Based on the work performed, we conclude that the negative amount of **R$ 34,180,720.37 (thirty-four million, one hundred and eighty thousand, seven hundred and twenty reais and thirty-seven cents**) according to the balance sheet as of **August 31, 2024**, recorded in the accounting books and summarized in Appendix I, represents, in all material respects, the accounting Net Equity of **Aços Laminados do Pará S.A.,** evaluated in accordance with Brazilian accounting practices.

Others matters

7. In compliance with the requirements of the Brazilian Securities and Exchange Commission (CVM), we hereby inform you that:

a. In accordance with the professional rules established by the Federal Accounting Council (CFC) through Resolution 821/97, we are not aware of any direct or indirect conflict of interest, nor of any other circumstance that represents a conflict of interest in relation to the services we have provided, and which are described above; and

b. We are not aware of any action by Vale's controlling shareholder or managers aimed at directing, limiting, hindering, or practicing any acts that have or may have compromised access to, use of or knowledge of information, assets, documents or work methodologies relevant to the quality of the respective conclusions.

São Paulo, September 09, 2024.

Macso Legate Auditores Independentes
CRC 2SP 033.482/O-3
CVM 12432

Rubens Lopes da Silva
Accountant – CRC 1PR011811/O-1 TSP

APPENDIX I – BALANCE SHEET
AÇOS LAMINADOS DO PARÁ S.A. - (IN REAIS)

We examined the accounting books of **Aços Laminados do Pará S.A.** as of **August 31, 2024** and the necessary documents to prepare this appraisal report. Based on this information, we determined that the amount of the net capital deficiency is **R$ 34,180,720.37 (thirty-four million, one hundred and eighty thousand, seven hundred and twenty reais and thirty-seven cents** as shown below:

On August 31, 2024	**R$**
Assets	
Current Assets	
Cash and cash equivalent	1,865,256.99
Accounts receivable	234,810.24
Recoverable taxes	310,187.93
	2,410,255.16
Non Current Assets	
Fixed Assets	
Land	35,685,217.38
Impairment	(35,685,217.38)
	-
Total of the assets	**2,410,255.16**
Liabilities	
Current Liabilities	
Suppliers	4,408,815.42
Payroll and related charges	4,425.82
Taxes payable	362,324.83
Other current liabilities	611.98
Environmental obligations	31,452,558.43
	36,228,736.48
Non Current Liabilities	
Provisions for litigations	362,239.05
	362,239.05
Total of the Liabilities	**36,590,975.53**
Net Capital Deficiency	
Share Capital	513,763,014.92
Accumulated losses	(547,943,735.29)
Total of the net capital deficiency	**(34,180,720.37)**
Total of the Liabilities and Net capital deficiency	**2,410,255.16**

APPENDIX II
AÇOS LAMINADOS DO PARÁ S.A. – August 31, 2024 (IN REAIS)

The details of the balance sheet and the accounting policies adopted by the Company are described below. The accounting policies, estimates and judgments are the same as those adopted in the preparation of the last annual financial statements.

ASSETS

1. Cash and cash equivalents

On August 31, 2024	Current	Non Current	Total
Bank accounts	152,621.98	-	152,621.98
Financial investments	1,712,635.01	-	1,712,635.01
	1,865,256.99	**-**	**1,865,256.99**

Cash and cash equivalents comprise cash on hand, liquid and immediately redeemable deposits, financial investments with insignificant risk of change in value. The balance of financial investments on August 31, 2024 refers to investments in Bank Deposit Certificates (CDB) in the amount of R$ 1,712,635.01 readily convertible into cash, and indexed to the rate of interbank deposit certificates ("DI rate").

2. Accounts receivable

On August 31, 2024	Current	Non Current	Total
Accounts receivable from third parties	234,810.24	-	234,810.24
	234,810.24	**-**	**234,810.24**

The balances of accounts receivable include the amount of R$ 226,500.00 which represent the amounts receivable from the sale of properties and rental contract relating to two properties of the merged Companhia Siderúrgica Ubu S.A.

Accounting policy - Accounts receivable are recognized at fair value and subsequently measured at amortized cost using the effective interest method.

3. Recoverable taxes

On August 31, 2024	Current	Non Current	Total
Income tax - Collected on an estimated basis	2,064.98	-	2,064.98
CSLL - Collected on an estimated basis	1,238.98	-	1,238.98
Income tax on financial investments	271,476.68	-	271,476.68
IRPJ - Recoverable	35,267.45	-	35,267.45
CSLL - Recoverable	139.84	-	139.84
	310,187.93	**-**	**310,187.93**

4. Fixed Assets

On August 31, 2024	Non Current
Land	35,685,217.38
Impairment	(35,685,217.38)
	-

Land refers to properties incorporated by Companhia Siderúrgica Ubu S.A., as detailed in the table ahead.

According to the Company's understanding, both land and fixed assets in progress are provisioned for losses because they are not expected to generate future economic benefits.

Accounting policy - Property, plant and equipment and intangible assets are recognized at acquisition or construction cost, net of accumulated depreciation or amortization and impairment losses.

At the end of each reporting period, the Company assesses whether there is any indication that fixed assets may have been impaired. An asset is impaired when its book value exceeds its recoverable amount.

Details of the above-mentioned Land

The lands are detailed as follows:

Land	Registration number	Land area (m²)	Type of property	Total
Fazenda Santa Luzia do Monteiro	16348	949,000.00	Rural	4,917,676.30
Fazenda Santa Luzia do Monteiro	16362			
Fazenda Santa Luzia do Monteiro	16363			
Fazenda Santa Luzia do Monteiro	16364			
Fazendinha 7 (Fazenda Santa Luzia)	16334	1,089,000.00	Rural	5,638,397.02
Fazendinha 9 (Sítio Cerro Bravo - Monte Urubu A e B)	16275	735,200.00	Rural	3,805,529.66
Fazenda IV	16332	1,089,000.00	Rural	5,638,397.02
Fazenda Monte Urubu A e B (Fazenda Cerro Bravo)	16333	747,100.00	Rural	8,150,959.19
Fazenda Palheiras	IRREGULAR	392,400.00	Rural	2,346,552.00
Sitio Monte Urubu Gleba B	14891	80,077.00	Rural	1,900,000.00
Propriedade rural - Posse em Chapada do A	IRREGULAR	36,815.00	Rural	1,200,000.00
Novo Bairro - Quadra 01, lote 01 - terreno	14908	4,008.91	Urban	764,350.81
Lote 01A - quadra 7	16417	1,897.25	Urban	361,735.38
Lote 01D - quadra 7	16420	1,250.60	Urban	238,443.13
Lote 01B - quadra 7	16418	1,235.49	Urban	235,562.25
Novo Bairro - Quadra 13, lote 01A - terreno (Casarão de Quarentena)	15643	2,100.32	Urban	400,453.32
Propriedade urbana - Posse em Chapada do A	IRREGULAR	497.91	Urban	87,161.30
Total				**35,685,217.38**

*Lote 01B - quadra 7 has been sold and will be definitively written off and the provision for loss reversed.

LIABILITIES

5. Suppliers

On August 31, 2024	Current	Non Current	Total
Suppliers - Third parties	4,178,362.48	-	4,178,362.48
Suppliers - Related parties	230,452.94	-	230,452.94
	4,408,815.42	**-**	**4,408,815.42**

Suppliers - Related parties refers to the apportionment of expenses for services shared between the Company and Vale.

6. Payroll and related charges

On August 31, 2024	Current	Non Current	Total
Employer's contribution	4,425.82	-	4,425.82
	4,425.82	**-**	**4,425.82**

7. Taxes payable

On August 31, 2024	Current	Non Current	Total
Withholding income tax payable	6,403.78	-	6,403.78
Pis/ Cofins/ ISS on services rendered	9,528.14	-	9,528.14
PIS payable	292.86	-	292.86
COFINS payable	1,607.51	-	1,607.51
Withheld social contributions payable	259,468.77	-	259,468.77
ISS withheld payable	85,023.77	-	85,023.77
	362,324.83	**-**	**362,324.83**

8. Environmental obligations

On August 31, 2024	Current	Non Current	Total
Environmental obligations and compensation	1,682,200.09	-	1,682,200.09
Provisions for environmental liabilities	29,770,358.34	-	29,770,358.34
	31,452,558.43	**-**	**31,452,558.43**

Environmental obligations and compensation refers to obligations established by public bodies as a mechanism to offset the environmental impacts caused by the Company's operations. Compensation measures were approved in 2006, but were only regulated in 2017.

Provisions for environmental liabilities refers to the implementation of a project to recover erosion processes on the site of the former ALPA Project

9. Provision for litigation

On August 31, 2024	Current	Non Current	Total
Taxes contingencies	-	362,239.05	362,239.05
	-	**362,239.05**	**362,239.05**

The Company is a defendant in numerous legal actions in the ordinary course of business, including tax proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management's assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Provision for legal proceedings - The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax lawsuits - The Company is a defendant in lawsuits filed by the municipality of Marabá regarding the collection of Urban Property Tax ("IPTU") on the land that the Company owns (R$ 359,384.43 as of August 31, 2023) and A tax assessment notice issued in which the municipality claims that the Company would have paid Service Tax ("ISS"), as a tax substitute (R$ 2,854.62 as of August 31, 2023).

Contingent liabilities - The main contingent liabilities, updated by applicable interest rates, for which the likelihood of loss is considered possible.

Accounting policy - A provision is recognized when the legal department and its legal advisors considered that: (i) exists a present obligation originated in a past event (ii) is considered probable that an outflow of resources will be required to settle the obligation and (iii) the obligation can be reliably measured. The liability is accounted against an expense in the income statement. This obligation is updated based on the developments of the judicial process or financial changes incurred and can be reversed if the expectation of loss is not considered probable due to changes in circumstances or when the obligation is settled.

10. Net Capital Deficiency

On August 31, 2024	Net Capital Deficiency
Share capital	513,763,014.92
Accumulated losses	(547,943,735.29)
	(34,180,720.37)

Share Capital: The Company's fully subscribed, and paid-in Share Capital is R$ 513,763,014.92, represented by 3,797,984,166 common shares, all registered and with no par value.

Accumulated losses: In the period from January to June 2024 the Company recorded losses of R$ 1,083,532.63 increasing the accumulated loss to R$ 547,943,735.29.

Results

11. Result for the year

Income and expenses are recognized in the income statement on an accrual basis. In the period from January to June 2024, this resulted in a loss of **R$ 1,083,532.63.**

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Última atualização em 09 Setembro 2024, 15:05:34

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Documento: Laudo Aços Laminados Do Pará S.A - ALPA 31_08_2024_Inglês_Final.Pdf
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Data e hora da assinatura: 09 Setembro 2024, 15:05:34
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Assinatura



Rubens Lopes da Silva

Pontos de autenticação:

Telefone: + 5511982083309
E-mail: rubens.lopes@mlegate.com
Nível de segurança: Validado por código único enviado por e-mail

Localização aproximada: -27.014474, -48.613637
IP: 179.190.99.170
Dispositivo: Mozilla/5.0 (Linux; Android 10; K) AppleWebKit/537.36 (KHTML, like Gecko) Chrome/127.0.0.0 Mobile Safari/537.36 EdgA/127.0.0.0

Information required by CVM Resolution No. 81, Annex I, of March 29, 2022

1. Protocol and justification of the operation, in accordance with articles 224 and 225 of Law No. 6,404, of 1976.
The Protocol and Justification for the merger of Aços Laminados do Pará S.A. ("ALPA") into Vale S.A. ("Vale" or "Company", "Protocol and Justification of the Merger", respectively) is available in Exhibit V of the Management Proposal for the Extraordinary Shareholders' Meetings ("Management Proposal").

The assets and liabilities that will compose ALPA are described in clause three and four of the Filing and Justification of Merger.

2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the companies remaining or resulting from the operation, filed at the company's headquarters or of which the company's controller is a party.
Not applicable.

3. Description of the operation, including:
a. Terms and conditions
It is proposed the merger of ALPA into Vale ("Merger"), holder of all the shares issued by ALPA, succeeding the merged company in all its rights and obligations, in accordance with article 227 of the Corporate Law.
ALPA will be extinguished for all legal purposes, and Vale will be its successor, as of the date of approval of the merger, in all its rights, goods and obligations, with no interruption.
b. Obligations to compensate: (i) the officers of any of the companies involved; (ii) if the transaction is not completed.
There is none.
c. Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the operation.
The Merger will not result in changes to the rights, advantages, and restrictions of the shares issued by Vale. As the merged company will be extinguished with the merger, its shares will be extinguished due to the transaction.
d. Possible need for approval by debenture holders or other creditors
Approval of the Merger does not require approval of Vale or ALPA debenture holders or other creditors.
e. Active and passive elements that will form each portion of the equity, in the event of a spin-off
Not applicable.
f. Intention of the resulting companies to obtain registration as a securities issuer
Not applicable, as Vale is and will continue to be registered as a publicly-held company, issuing category A securities.

4. Plans for conducting social business, notably with regard to specific corporate events that are intended to be promoted.
ALPA shall be dissolved for all legal effects, and Vale shall assume, as of said date, all rights, property and obligations without interruption.
Vale will continue to engage in the activities listed as its purpose and shall continue to be registered as a publicly traded corporation.

5. Analysis of the following aspects of the operation:
a. Description of the main expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages
ALPA is a wholly owned subsidiary of VALE, created in 2009 with the purpose of building and operating a rolled steel mill in Marabá. Considering that the project was paralyzed and discontinued in recent years, the merge of ALPA is part of VALE's process of optimizing and simplifying its organizational structure.
b. Costs
Vale's management estimates that the costs for carrying out the Merger will include expenses with publications, evaluators, and other professionals hired to advise and adapt the merger's operation
c. Risk factors
Following the Merger, Vale will assume, as universal successor, all the assets and liabilities of ALPA, whose negative equity, according to the Valuation Report, is R$ - 34.180.720,37. In any case, Vale does not foresee any relevant risks in relation to the Merger.
d. If it is a transaction with a related party, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded
Not applicable.

e. Replacement ratio
Vale is the direct holder of 100% (one hundred percent) of the issued ALPA shares, at the time of the merger. Thus, the Merger will not result in an increase in the Company's capital nor in any change to shareholders' ownership. There is thus no comment to be made regarding exchange.
f. In transactions involving controlling companies, subsidiaries or companies under common control: (i) Share exchange ratio calculated in accordance with art. 264 of Law No. 6,404, of 1976; (ii) Detailed description of the process of negotiating the replacement relationship and other terms and conditions of the operation; (iii) If the operation was preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of participation in a controlling block: (a) comparative analysis of the substitution ratio and the price paid in the acquisition of control; (b) reasons justifying possible differences in assessment in different operations; (iv) Justification of why the substitution relationship is commutative, with a description of the procedures and criteria adopted to guarantee the commutativity of the operation or, if the substitution relationship is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.
Vale is directly holds 100% (one hundred percent) of the shares issued by ALPA, at the time of the merger, so that the merger does not result in an increase in the Vale's capital, or in a change in the stake of its shareholders. Therefore, no substitution relationship is applicable to the Merger.

6. Copy of the minutes of all meetings of the board of directors, audit board and special committees in which the operation was discussed, including any dissenting votes.
The transaction was discussed at the Vale's Executive Committee Meeting held on July 08, 2024.
Furthermore, the Merger was also the subject of a meeting of Vale's Fiscal Council, which culminated in the issuance of an Opinion dated July 24, 2024.
The minutes of the Board of Directors Meeting and the Opinion issued by the Fiscal Council are available in the Exhibit V of the Management Proposal.

7. Copy of studies, presentations, reports, opinions, legal opinions or evaluation reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation.
The valuation report, at book value, of ALPA´s net equity to be transferred to Vale as a result of the merger was prepared by Macso Legate Auditores Independentes, being an integral part of the Merger Protocol, which is available in Annex V of the Management Proposal.

8. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation.
There is none.

9. Draft statutes or statutory changes of companies resulting from the operation
The Merger will not lead to any changes.

10. Financial statements used for the purposes of the operation, in accordance with the specific norm
The balance sheet of Aços Laminados do Pará S.A. used for the purpose of the transaction was prepared on the Base Date of August 31, 2024, according to information contained in the respective valuation report.

11. Pro forma financial statements prepared for the purposes of the operation, in accordance with the specific norm
Not applicable pursuant to article 16 of CVM Resolution 78/2022 since there will be no dilution of Vale shareholders.

12. Document containing information about the companies directly involved that are not publicly-held companies, including: (a) risk factors, in accordance with items 4.1 and 4.2 of the reference form; (b) Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the operation, in accordance with item 5.4 of the reference form; (c) Description of its activities, in accordance with items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, in accordance with item 15 of the reference form; (e) Description of the share capital, in accordance with item 17.1 of the reference form.
(a) risk factors, in accordance with items 4.1 and 4.2 of the reference form
Among the Company's risk factors, there are no specific items attributable exclusively to ALPA.

(b) Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the operation, in accordance with item 5.4 of the reference form
Not applicable.
(c) Description of its activities, in accordance with items 7.1, 7.2, 7.3 and 7.4 of the reference form
ALPA is a wholly owned subsidiary (100% Vale), created in 2009 with the purpose of building and operating a rolled steel mill in Marabá. Given technical and market conditions, the project was halted and discontinued in recent years.
(d) Description of the economic group, in accordance with item 15 of the reference form
Vale directly holds 100% (one hundred percent) of the shares issued by ALPA.
(e) Description of share capital
Vale is the holder of all 3.797.984.166 common shares, all nominative and with no par value, issued by ALPA.

13. Description of the capital structure and control after the operation, in accordance with item 15 of the reference form
Vale's capital structure and control will not change as a result of the merger since the Company will not be issuing any new shares.

14. Number, class, kind and type of securities of each company involved in the operation held by any other companies involved in the operation, or by persons linked to these companies, as defined by the rules that deal with public offers for the acquisition of shares
Within the scope of the Merger, the net equity of ALPA, a wholly-owned subsidiary of Vale, will be transferred Vale at the respective value of the accounting books since, as the Company is the sole shareholder of ALPA, its net equity already belongs exclusively to Vale, being represented in the merger's assets by the value of the shares issued by ALPA. Once all 3.797.984.166 common shares, all nominative and with no par value, issued by ALPA and owned by Vale, as a result of such merger are extinguished, their respective value will be replaced in Vale's accounting books by the own value of ALPA net assets.
Vale's share capital is R$77.300.000.000,00, divided into 4.539.007.580 book-entry shares, and will not change as a result of the merger.

15. Exposure of any of the companies involved in the operation, or of people linked to them, as defined by the rules that deal with public offerings for the acquisition of shares, in derivatives referenced to securities issued by the other companies involved in the operation
Not applicable.

16. Report covering all businesses carried out in the last 6 (six) months by the people indicated below with securities issued by the companies involved in the operation:
a. Companies involved in the operation
The company Aços Laminados do Pará S.A. has not carried out, in the last 6 (six) months, any transactions for the purchase or sale of securities issued by Vale.
Vale has also not carried out, in the last 6 (six) months, any transactions for the or sale of securities issued by itself, privately or in regulated markets.
b. Parties related to companies involved in the operation
Not applicable.

17. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the operation was negotiated under the terms of CVM Guidance Opinion No. 35, of 2008.
Not applicable, considering that Vale directly holds 100% (one hundred percent) of the shares representing the share capital of the company ALPA, so the Merger will not result in an increase in the Company's capital or change in the shareholding of its shareholders. There is, therefore, no substitution relationship to be negotiated.

INFORMATION ABOUT EVALUATORS

Information required by CVM Resolution No. 81, Annex L, of March 29, 2022

1. **List evaluators recommended by management**
The Company's Management appointed the independent auditing firm Macso Legate Auditores Independentes, a company established in the city of São Paulo, state of São Paulo, at Rua Bela Cintra, 1200, 2nd floor, registered with CNPJ/ME under No. 23.037.018/0001-63, registered with the Regional Accounting Council of the State of São Paulo under No. CRC 2SP033482/0-3, and with the Securities and Exchange Commission – CVM under No. 12432, to carry out the evaluation of the Book Net Equity of Aços Laminados do Pará S.A. to the merge into Vale S.A.

2. **Describe the training of the recommended evaluators**
Macso Legate Auditores Independentes is a multifunctional organization registered with the CVM as an independent auditing firm. It has extensive experience issuing accounting appraisal reports. It has been rendering services to operational companies in Brazil and abroad for over 20 years.

3. **Provide copies of work proposals and remuneration of recommended evaluators**
Appraiser quotes and fees attached.

4. **Describe any relevant relationship existing in the last 3 (three) years between the recommended appraisers and parties related to the Company, as defined by the accounting rules that deal with this matter**
In 2024, Macso Legate Auditores Independentes performed the following services:
    - Florestas Rio Doce S.A. merge into Vale S.A.

In 2023, Macso Legate Auditores Independentes performed the following services:
    - Salobo Metais S.A. and Mineração Onça Puma S.A.
    Service Provided: Valuation of assets and liabilities determined through the accounting books of the Copper and Nickel establishments transferred respectively to Salobo Metais S.A. and Mineração Onça Puma S.A
    - Companhia Siderúrgica de UBU
    Service Provided: preparation of Accounting Valuation Report
    - Vale S.A.
    Service Provided: Assessment of Vale's investments in the affiliated Aliança Norte Energia S.A. calculated through accounting books. Valuation of certain assets (Memorial Brumadinho) calculated through accounting books

In 2022, Macso Legate Auditores Independentes performed the following services:
    - Vale S.A.
    Service Provided: Valuation of certain assets (Land) determined through accounting books to be converted into investments through the payment of capital in Mineração Corumbaense Reunida S.A.
    - Associação Memorial Minas Gerais Vale - MMV
    Service Provided: preparation of Accounting Valuation Report.

In 2021, Macso Legate Auditores Independentes performed the following services:
    - Tecnored – Tecnologia de Autorredução Ltda.
    Service Provided: preparation of Accounting Valuation Report.
    - Vale Manganês S.A.
    Service Provided: preparation of Accounting Valuation Report.
    - VMB – Vale Metais Básicos S.A.
    Service Provided: preparation of Accounting Valuation Report.
    - New Steel S.A.
    Service Provided: preparation of Accounting Valuation Report.

- Centro Tecnológico de Soluções Sustentáveis S.A.
Service Provided: preparation of Accounting Valuation Report.

- Associação Cultural Canaã dos Carajás – ACC
Service Provided: preparation of Accounting Valuation Report.

- Associação Cultural Vale Maranhão – ACVM
Service Provided: preparation of Accounting Valuation Report.

- Associação Museu Vale – AMV
Service Provided: preparation of Accounting Valuation Report.

- MS Empreendimentos e Participações Ltda.
Service Provided: preparation of Accounting Valuation Report.

VALE S.A.

National Corporate Taxpayer Number (*Cadastro Nacional de Pessoas Jurídicas* – CNPJ) 33.592.510/0001-54

Publicly-held Company

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of **VALE S.A.** ("Company" or "Vale"), in accordance with the duties set forth under item III of Article 163 of Law No. 6,404/1976 and Article 4, VI of its Internal Rules, has examined the proposal of merger of the following corporation: **AÇO LAMINADOS DO PARÁ S.A.** ("ALPA"), closed capital corporation, headquartered at Praia de Botafogo, nº 186, sala 1801, Botafogo, city of Rio de Janeiro, state of Rio de Janeiro, CEP 22.250-145 under CNPJ/ME nº 10.335.963/0001-08 and registered at the Registry of Commerce of the State of Rio de Janeiro (*Junta Comercial do Estado do Rio de Janeiro* – JUCERJA) under Company Registration Identification Number (*Número de Identificação do Registro de Empresas* – NIRE) 33.3.0028795-7 ("NS"), by Vale ("Merger"), including the Protocol and Justification of Merger of ALPA by Vale, document which contains the other terms and conditions related to the Merger, in addition to the Appraisal Reports of the Accounting Equity ALPA, prepared by Macso Legate Independent Auditors. Based on the documents examined and the information and explanations received from the Company's management, the undersigned members of the Fiscal Council issue this Opinion that the proposal of Merger is ready to be considered by the Extraordinary Shareholders' Meeting of Vale to be called.

Rio de Janeiro, October 03, 2024.

Márcio de Souza
Member of the Fiscal Council

Adriana de Andrade Solé
Member of the Fiscal Council

Dario Durigan
Member of the Fiscal Council

Paulo Ayres Filho
Member of the Fiscal Council

Raphael Manhães Martins
Member of the Fiscal Council